Exhibit 99.4

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES TWO YEAR TIME CHARTER CONTRACT WITH OIL MAJOR AT US$37,200 PER DAY

ATHENS, GREECE, December 21, 2023 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Marathon Maritime Company (the “Charterer”), a wholly-owned subsidiary of Marathon Petroleum Corporation (NYSE: MPC), for the M/T P. Long Beach. The gross charter rate will be US$37,200 per day for a period of twenty-four (24) months +/- 40 days at the option of the Charterer and is expected to commence at the end of December. This charter will generate approximately US$25.7 million of gross revenue for the minimum duration of the charter.

The M/T P. Long Beach is a 105,408 dwt Aframax tanker vessel built in 2013 by Hyundai Heavy Industries Co., Ltd.

Commenting on this charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are very pleased to announce this new time charter contract for our Aframax tanker, M/T P. Long Beach. This charter not only showcases our ability to secure highly lucrative charters but also reflects our solid business reputation through our newly established relationships with top-tier and creditworthy counterparties, such as Marathon Petroleum.

“Together with this charter, over half of our current fleet will be under time charter contracts, earning gross charter rates ranging from US$23,000 to US$37,200 per day. This brings our secured revenue backlog to approximately US$54 million, based on the minimum duration of each charter. We expect to further enhance our current profitability by capitalizing on the firm freight rate environment through the operation of our remaining tankers under pool arrangements. This significant steady cashflow will further reinforce our market position and support our fleet expansion and renewal strategy, while providing partial funding of our capital expenditures related to our shipbuilding contracts for the purchase of three newbuild LNG-ready LR2 Aframax tankers, expected to be delivered in 2025 and 2026.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.